

Mail Stop 3030

December 11, 2008

Via Facsimile and U.S. Mail

Mr. Jay Gottlieb
Chairman of the Board and President
Spatializer Audio Laboratories, Inc.
410 Park Avenue, 15th Floor
New York, NY 10022

      Re: Spatializer Audio Laboratories, Inc.
                 Form 10-K for the Year Ended December 31, 2007
                       Filed March 31, 2008
                 Forms 10-Q for the Quarter Ended September 30, 2008, June 30, 2008, and
                       September 30, 2008
                 File No. 000-264600

Dear Mr. Gottlieb:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Consolidated Statement of Operations, page 20

1.   We note from page 23 and throughout the filing that you and your subsidiary sold all of
        your intellectual property assets to DTS, Inc. during fiscal 2007. Please explain to us
        how you considered the guidance contained in paragraphs 41-43 of SFAS 144 on whether
        or not you should report the disposal of these assets and their related revenue streams as
        discontinued operations.

Item 9A(T) Controls and Procedures, page 30

2.   We note that your management concluded that your disclosure controls and procedures
        were effective as of December 31, 2007 even though you have a lack of segregation of
        duties which is deemed a material weakness in internal controls. We note similar
        disclosures within your March 31, 2008, June 30, 2008 and September 30, 2008 Forms
        10-Q. Please tell us how management was able to conclude that its disclosure controls
        and procedures were effective at December 31, 2007, March 31, 2008, June 30, 2008, and
        September 30, 2008 considering your lack of segregation of duties.

3.   Further to the above, the language that is currently included after the word "effective" in
        your disclosure here and within your March 31, 2008, June 30, 2008 and September 30,
        2008 Forms 10-Q appears to be superfluous, since the meaning of "disclosure controls
        and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please remove
        the language in your future filings or revise the disclosure so that the language that
        appears after the word "effective" is substantially similar in all material respects to the
        language that appears in the entire two-sentence definition of "disclosure controls and
        procedures" set forth in Rule 13a-15(e).

4.   It does not appear that your management has performed its assessment of internal control
        over financial reporting as of December 31, 2007. Since you were required to file or filed
        an annual report for the prior fiscal year, it appears you are required to report on your
        management's assessment of internal control over financial reporting. Refer to Item
        308(T) of Regulation S-K.

        If your management has not yet performed its assessment, we ask that you complete your
        evaluation and amend your filing within 30 calendar days to provide the required
        management's report on internal control over financial reporting.

         In performing your evaluation, you may find the following documents helpful:

        •   the Commission's release *Amendments to Rules Regarding Management's Report on
            Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial
            Reporting Release 76). You can find this release at:

http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please evaluate whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and, as appropriate, revise your conclusion of the effectiveness of disclosure controls and procedures at December 31, 2007 . In particular, please consider the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.

Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K

Exhibit 32.1

5.   We note that your certification furnished pursuant to Rule 13a-14(b) of the Exchange Act refers to the fiscal year ended December 31, 2006. We further note that the certifications contained within your March 31, 2008, June 30, 2008, and September 30, 2008 Forms 10-Q all refer to the quarter ended September 30, 2007. Please amend your December 31, 2007 Form 10-K and your March 31, 2008, June 30, 2008, and September 30, 2008 Forms 10-Q to include this certification for the appropriate periods. The amendments should include the entire filing with the revised certifications.

6.   We also note that this certification and your Exhibit 31.1 certification are signed by the chairman of the board and secretary. We further note that you disclose on page 30 within your disclosure control and procedures section that the chairman of the board and

secretary is the principle executive and financial officer. Please revise the aforementioned certifications to clearly indicate your chairman of the board of directors and secretary is signing as the principal executive officer and principal financial officer.

Form 10-Q for the Quarter Ended September 30, 2008

Note 2. Significant Accounting Policies, page 5

-Recent Accounting Pronouncements, page 7

7.   You state that SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim reporting periods within those years and that you have not yet determined the impact (if any) that the adoption of this standard will have on your financial statements. Please revise your future filings to state, if true, that you adopted SFAS 157 on January 1, 2008 and whether or not the adoption of this standard had a material impact on your financial statements.

Exhibit 31

8.   We note here and within your March 31, 2008 and June 30, 2008 Forms 10-Q that the certifications filed as Exhibits 31.1 and 31.2 do not include all of the introductory language of paragraph 4 and the language of paragraph 4(b) required by Item 601(b)(31) of Regulation S-K. Please amend these filings to included revised certifications that provide all of the required statements.

As appropriate, please amend the Forms 10-K and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant